FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, April 17, 2008

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) will hold a conference call at 8:30 a.m. Eastern Time on Friday, May 2, 2008 to discuss its 2008 first quarter results which will be announced after the close of markets on Thursday, May 1 and will be available at that time on its website www.fairfax.ca. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 779-9314 (Canada and U.S.) or 1 (210) 234-0013 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, May 16, 2008.  The replay may be accessed at (866) 395-4275 (Canada and U.S.) or 1 (203) 369-0483 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:  Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946